Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ In Millions)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$309	249	210	296	309
One-Third of Rents, Net of Income from Subleases	32	29	28	28	27

Total Fixed Charges	$341	278	238	324	336

Earnings:
Income Before Income Taxes	$2,365	2,028	2,598	2,210	1,831
Fixed Charges	341	278	238	324	336

Total Earnings	$2,706	2,306	2,836	2,534	2,167

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	7.94x	8.29x	11.92x	7.82x	6.45x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$495	451	412	512	661
One-Third of Rents, Net of Income from Subleases	32	29	28	28	27

Total Fixed Charges	$527	480	440	540	688

Earnings:
Income Before Income Taxes	$2,365	2,028	2,598	2,210	1,831
Fixed Charges	527	480	440	540	688

Total Earnings	$2,892	2,508	3,038	2,750	2,519

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	5.49x	5.23x	6.90x	5.09x	3.66x